Filed pursuant to Rule 424(b)(3)

Registration No. 333-219127

BLACKSTONE FLOATING RATE ENHANCED INCOME FUND

Supplement No. 2, dated July 27, 2022, to the

Prospectus (the “Prospectus”) and the Statement of Additional Information (the “SAI”),

dated January 27, 2022,

for Common Shares of Beneficial Interest

Retirement of Trustee and Appointment as Trustee Emeritus

Effective May 25, 2022, Michael F. Holland retired as a Trustee of the Board of Trustees (the “Board”). The Board then appointed Mr. Holland as a Trustee Emeritus to the Board, effective May 25, 2022.

SAI

The information regarding Mr. Holland contained in the table under “Board of Trustees” on page 21 of the SAI is moved to a new “Trustee Emeritus” section of the table, after the “Interested Trustee” section of the table, and is updated as follows:

Name and Year of Birth	Position(s) Held With Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by the Trustee(1)	Other Directorships Held by the Trustee During Past Five Years
TRUSTEE EMERITUS:
Michael F. Holland(4) Birth Year: 1944	Trustee Emeritus	Trustee from September 2017 to May 2022	Mr. Holland is the Chairman of Holland & Company, a private investment firm he founded in 1995.	N/A	State Street Master Funds; Reaves Utility Income Fund; The China Fund, Inc. (until 2019); The Taiwan Fund (until 2017)

(4)	Mr. Holland retired as a Trustee effective May 25, 2022 and was appointed as a Trustee Emeritus effective May 25, 2022.

The description of Mr. Holland’s experience in the third sentence under “Experience of Trustees” on page 22 of the SAI is moved to become the fourth sentence of such paragraph, and is updated as follows:

As a Trustee Emeritus, Mr. Holland brings experience as an investment professional, experience as a former Trustee of the Fund, and service as a board member of other registered management investment companies.

The information regarding Mr. Holland contained in the table under “Share Ownership” on page 23 of the SAI is moved to a new “Trustee Emeritus” section of the table, after the “Interested Trustees” section of the table, and the following information is added as a footnote after Mr. Holland’s name:

(FN) Mr. Holland retired as a Trustee effective May 25, 2022 and was appointed as a Trustee Emeritus effective May 25, 2022.

The information regarding Mr. Holland contained in the table under “Compensation of Trustees” on page 24 of the SAI is moved to a new “Trustee Emeritus” section of the table, after the “Interested Trustees” section of the table, and the following information is added as a footnote after Mr. Holland’s name:

(FN) Mr. Holland retired as a Trustee effective May 25, 2022 and was appointed as a Trustee Emeritus effective May 25, 2022.

Under “Board Committees” on pages 24–25 of the SAI, Mr. Holland is removed as a member of the Audit Committee and Nominating and Governance Committee.

The following sentence is added after the sixth sentence under “Trustee Emeritus Program” on page 26 of the SAI:

Michael F. Holland became a Trustee Emeritus effective May 25, 2022.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.

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